UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: June 15, 2010
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) filed a Form 6-K on October 19, 2009 that stated that the Hon’ble Company Law Board (CLB) by an order dated October 15, 2009 extended to June 30, 2010 the time for filing of documents required to be filed by the Company with the various statutory authorities in India, including the financial statements for financial years 2008 and 2009 and the quarterly financial reports as required under the Company’s listing agreements with the stock exchanges. The Company has now applied to the CLB seeking an order among other things:
• Extending the time for filing of required documents in India to September 30, 2010;
• Exempting the Company from publishing quarterly financial results, applicable from the quarter ended December 31, 2008 through the quarter ended March 31, 2010 ; and
• Allowing the Company to publish its financial results in India for the quarter ended June 30, 2010 at the same time it publishes its financial results for the quarter ended September 30, 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
	Name:	G. Jayaraman
Date: June 15, 2010		Company Secretary